Filed by Matthews International Funds

pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

matthewsasia.com

800.789.ASIA (2472)

Corporate Action Election Form

INVESTOR ACTION REQUIRED

At a meeting held on February 22-23, 2023, the Matthews Asia Funds Board of Trustees approved the reorganization (the “Reorganization”) of the Matthews Korea Fund into the Matthews Korea Active ETF on or around July 14, 2023 (the “Reorganization Date”). The below account has been identified as holding security positions in the Matthews Korea Fund.

Please complete the required transfer instructions to participate in the conversion. All forms must be received in good order by July 12, 2023. Completed election forms may be submitted to the mailing address below:

Matthews Asia Funds, P.O. Box 534475, Pittsburgh, PA 15253-4475

By overnight delivery: Matthews Asia Funds, Attention: 534475, 500 Ross Street, 154-0520, Pittsburgh, PA 15262

If you do not respond or take action on your account, your position will be transferred to ETF shares and held in your existing account until you provide your Brokerage information, or a year has passed.

Account Information:

Registration Line 1

Registration Line 2

Registration Line 3

Registration Line 4

Registration Line 5

Registration Line 6

Please select your desired intention

Either Select CONVERSION:

Please convert my Matthews Korea Fund position to the Matthews Korea Active ETF on the Reorganization Date and deliver my position to my brokerage account indicated below.

Brokerage Firm Name: ________________________________________________________________

Broker Name, Broker Contact email, broker contact number: ___________________________________

Broker DTCC participant number: ________________________________________________________

Brokerage Firm Operational Contact (Back Office) Name ______________________________________

Phone Number___________________Email_______________________

*Broker dealer will be responsible to set-up the receipt transactions from BNY Mellon Participant 2209. BNY Mellon will contact your back-office operations to provide settlement instructions on Effective Date -1 of the event. The BNYM ETF Order Desk can be reached at 1-844-545-1258.

__________________________________________

Broker Signature Acknowledgement

OR Select ONE of the Below:

Redeem: please liquidate my position and send the proceeds to my address of record
Exchange my mutual fund position into another Matthews Asia Funds mutual fund as indicated below:

Fund Name: _____________________________________________________________________________

Important notes:

1.

All redemption requests and exchange options can still be performed through the standard phone liquidation by calling 800.79.ASIA (2472) or though the investor portal https://my.accessportals.com/app/mat/login.

2.	Please note that any fees and costs incurred as part of the transfer/liquidation will be the responsibility of the investor.

Signature Authorizing Election Above

Signature	Date	Signature of Joint Owner	Date

All account owners must sign this form exactly as the account is registered.

A Medallion Signature Guarantee is required for EACH signature in the below instances:

•	On any redemption of the Investor Class shares over $100,000;

•	If a change of address was received by the Funds’ transfer agent within the last 30 days; or

•	The money is to be sent to an address that is different from the registered address or to a bank account other than the account that was preauthorized.

Medallion Signature Guarantee Stamp and Signature (If required by your current custodian or transfer agent): An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program recognized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (known as STAMP), Stock Exchanges Medallion Program (SEMP), and the Medallion Signature Program (MSP). A notarization from a notary public is NOT an acceptable substitute for a signature guarantee.

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2472).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

Mailing Address: Matthews Asia Funds, P.O. Box 534475, Pittsburgh, PA 15253-4475

By overnight delivery: Matthews Asia Funds, Attention: 534475, 500 Ross Street, 154-0520, Pittsburgh, PA 15262